SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       CALIFORNIA WATER SERVICE GROUP
             (Exact name of registrant as specified in its charter)


          CALIFORNIA                                        77-0448994
(State of incorporation or organization)      IRS Employer Identification No.


                             1720 North First Street
                            San Jose, California 95112
                  (Address of principal executive offices) (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

  Title of Each Class                          Name of Each Exchange On Which
  To Be So Registered                          Each Class Is To Be Registered

Preferred Share Purchase Rights                       New York Stock Exchange


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.( c ), check the following box.     [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.      [  ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of Class)




ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

On January 28, 1998, the Board of Directors of California Water Service
Group (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value, of the Company (the "Common Shares"). The dividend is payable on February 18, 1998 to stockholders of record on February 6, 1998.  Each Right
entitles the registered holder to purchase from the Company one one-hundredth of a share of a Series D Preferred Stock, no par value, of the Company (the "Preferred Shares") at a price of $120.00 per one one-hundredth of a Preferred
Share (the "Purchase Price"), subject to adjustment.   The description and
terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A., as Rights Agent (the "Rights Agent"), dated as of February 12, 1998.

Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, regardless of whether any such certificate has a copy of this Summary of Rights attached thereto, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (I) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company, any employee benefit plan or dividend reinvestment plan of the Company or of any subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such employee benefit plan or as administrator of such dividend reinvestment plan) have either acquired beneficial ownership of 15% or more of the outstanding Common Shares, or have obtained beneficial ownership of 10% of the outstanding Common Shares and been determined by the Board of Directors to pose a threat of a material adverse impact on the Company (either, and "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (unless the Company's Board of Directors has approved the offer).

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common shares represented by such certificate. As soon as practicable following the distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on February 11, 2008, unless earlier redeemed or exchanged by the Company in each case as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Purchase Price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights associated with each Common Share is also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred or Common Shares will be issued (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, a payment in cash will be made based on the market price of the Preferred or Common Shares on the last trading date prior to the date of exercise.

In the event that any person or group becomes an Acquiring Person (a "Trigger Event"), each holder of a Right, other than the Acquiring Person (whose
Rights will thereafter be void), will thereafter have the right to receive upon exercise at its then current exercise price that number of Common Shares (or, in the event there are insufficient authorized Common Shares, substitute consideration such as cash, property or other securities of the Company, such as Preferred Shares) having a market value of two times the Purchase Price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right (other than an Acquiring Person, whose Rights will become void) will thereafter have the right to receive, upon the exercise of the Right at its then current exercise price, that number of shares of common stock of the acquiring person having a market value of two times the exercise price of the Right.

At any time until ten days following a Trigger Event, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after any person becomes an Acquiring Person, the Board of Directors of the Company may, at its option, exchange all or part of the then-outstanding and exercisable Rights (excluding Rights of an Acquiring Person that have become void) for Common Shares at an exchange ratio of one common Share per right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof. Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Acquiring Person becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding. In lieu of Common Shares, the Board of Directors may elect to substitute Preferred Shares for any such exchange.

For so long as the Rights are then redeemable, the Company may amend the Rights in any manner. After the Rights are no longer redeemable, the Company may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

Preferred Shares purchased upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

The form of Rights Agreement between the Company and the Rights
Agent specifying the terms of the Rights, which includes as Exhibit B the form of Rights Certificate, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to the form of Rights Agreement.

ITEM 2.  EXHIBITS

1. Form of Rights Agreement dated as of February 12, 1998, between California Water Service Group and BankBoston, N.A. as Rights Agent.





SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  February 13, 1998	     CALIFORNIA WATER SERVICE GROUP


                            By: /s/ Peter C. Nelson
                            Name:    Peter C. Nelson
                            Title:   President, Chief Executive Officer




                                                                   Sequential
                                                                         Page
Item                                                                   Number

1.  Form of Rights Agreement dated as of February 12, 1998, between
    California Water Service Group and BankBoston, N.A. as Rights Agent.   8